

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

April 10, 2008

Mail Stop 3561

Mr. Mark E. Felstein, President
Westview Acquisition Corp.
401 E. Las Olas Boulevard, Suite 1560
Ft. Lauderdale, FL 33301

>   **Re: Westview Acquisition Corp.**
>   **Form 8-K dated February 4, 2008**
>   **Filed February 7, 2008**
>   **File No. 0-52497**

Dear Mr. Felstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01

1. Please revise the fourth paragraph of your disclosure to state whether <u>during the last two fiscal years, or such shorter period as the registrant had been in existence</u>, through the date of dismissal, Westview had no disagreement(s), whether resolved or not resolved with Raich, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Raich's satisfaction, would have caused Raich to make reference to the

subject matter of the disagreement(s) in connection with its report. See Item 304(a)(1)(iv)(A) of Regulation S-B.

2. Please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the firm agrees with your revised Item 304 disclosures, or the extent to which they do not agree.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  If you have any questions, please call Maureen Bauer, Accountant, at (202 551-3237 or the undersigned at (202) 551-3688.

       Sincerely,

       Ryan C. Milne
       Accounting Branch Chief
       Office of Beverages, Apparel
       and Health Care Services